Exhibit 8

Date:	15 October 2019

To:	Mr. Bin Li

Proudview Limited

Serene View Investment Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Email: mahy@bothwealth.com

Fax: +86 10 68492575

and

Prosper Rich Investments Limited

Unit 3303, 33/F, Citicorp Centre

18 Whitfield Road, Causeway Bay, Hong Kong

Attention: Lisa Leung

Email: lisa.leung@ruimagroup.com

Fax: +852 3753 3820

Re:	Project Restart - Support Agreement

Dear Sirs:

1.

We refer to that certain Support Agreement (the “Support Agreement”) dated September 12, 2019 among Morespark Limited (“Tencent”), Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner (“Hammer” and, together with Tencent, the “Buyer Consortium” or “we”) and Bin Li (“Mr. Li”). Capitalized terms used but not defined in this letter agreement have the meanings ascribed to such terms in the Support Agreement.

2.

Pursuant to Section 5.1(a) and Section 5.4 of the Support Agreement, without the prior written consent of each member of the Buyer Consortium, Mr. Li may not (a) Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein (unless the Transfer is a Permitted Transfer), (b) enter into any agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein or (c) create or permit to exist any Lien that could prevent him from voting the Covered Shares in accordance with the Support Agreement or from complying in all material respects with the other obligations under the Support Agreement.

3.

As of the date hereof, Mr. Li Beneficially Owns (a) 4,442,779.5 Ordinary Shares and 2,500,000 ADSs through Proudview Limited, a British Virgin Islands company (“Proudview”), (b) 500,000 Ordinary Shares through Serene View Investment Limited, a British Virgin Islands company owned by Mr. Li (“Serene”, collectively with Mr. Li and Proudview, the “Obligors”, and each an “Obligor”), (c) 50,000 Company Options and (d) 300,617 Company Restricted Share Units. Mr. Li owns 99.762% of the outstanding capital stock of Proudview and has the sole voting and investment power over Proudview. The remaining 0.238% of Proudview is owned by Mr. Weihai Qu. The Ordinary Shares and ADSs held by Proudiview and Serene as referred to in clauses (a) and (b) of this Section 3, collectively, are referred to hereafter as the “Charged Bitauto Shares.”

[Signature Page to Consent Letter]

4.

Proudview proposes to enter into a facility agreement (the “Facility Agreement”) with Prosper Rich Investments Limited, a British Virgin Islands company (“Lender”), pursuant to which Lender will make available to Proudview a US dollars term loan facility with a principal amount of up to US$110,000,000 (the “Facility”).

5.

As security for the Facility, (a) Proudview proposes to charge all right, title and interest in and to the Ordinary Shares and ADSs owned by it in favor of Lender, (b) Mr. Li and Mr. Weihai Qu proposes to charge all right, title and interest in and to all present and future shares in Proudview beneficially owned by them in favor of Lender, (c) Mr. Li proposes to charge all right, title and interest in and to all present and future shares in Serene beneficially owned by him in favor of Lender, and (d) Serene proposes to mortgage all right, title and interest in and to the Ordinary Shares owned by it in favor of Lender (the security interests described in (a) to (d) collectively, the “Proposed Encumbrances”, the documents creating such Proposed Encumbrances being the “Security Documents” and the securities subject to such Proposed Encumbrances being the “Charged Shares”).

6.	The Obligors and Lender request that each member of the Buyer Consortium consent to the creation of the Proposed Encumbrances on the terms and subject to the conditions provided herein.

7.

Each member of the Buyer Consortium hereby consents to the creation of the Proposed Encumbrances and to any Transfers of the Charged Shares made in accordance with the Security Documents, subject to the following conditions (the “Conditions”):

(a)

At any time before any Proposed Encumbrances become enforceable, Mr. Li (or his relevant Affiliate as the case may be) shall retain the right to exercise all voting and other rights attached to the relevant Charged Shares or any part thereof and shall not be restricted in any manner in exercising such rights in accordance with the Support Agreement.

(b)

Lender shall promptly notify each member of the Buyer Consortium upon becoming aware of any Default (as defined in the Facility Agreement) and of any circumstances that shall make any of the Proposed Encumbrances become enforceable.

(c)

Lender shall, prior to taking any step to enforce any Proposed Encumbrances (such steps including, without limitation, any sale of any Charged Shares and/or the conversion of any Charged Shares into American Depository Shares and subsequent sale of such Charged Shares or American Depository Shares under any of the Security Documents), notify each member of the Buyer Consortium of such proposed enforcement action (the “Sale Notice”). The Buyer Consortium, acting through Tencent, shall have the right, exercisable by delivering written notice to Lender and the Obligors within 10 days after the date of the Sale Notice (the “Exercise Period”), to (i) require the Obligors to transfer (or cause to be transferred) 80% of the Charged Bitauto Shares (such portion of the Charged Bitauto Shares, the “Call Option Shares”) to Tencent or any other person designated by Tencent at a price per Share equal to (A) the price per Share set forth in the Merger Agreement or (B) if the Merger Agreement has not been executed or if the price per Share set forth in the Merger Agreement is less than US$16 per Share, at US$16 per Share (the “Call Option”); or, at the sole discretion of Tencent, (ii) require Lender to assign all of its right and interest under the Facility Agreement and the Security Documents to Tencent or any other person designated by Tencent for a cash consideration (net of all amounts required to be withheld by Tencent or its designated person in connection with such assignment under applicable tax laws and regulations) equal to the outstanding principal amount under the Facility plus all interest accrued and unpaid thereon and all outstanding costs and expenses reasonably incurred by the Lender (which are supported by evidence with reasonable details as Tencent may request) and owed by the Obligors in accordance with Clause 14 of the Facility Agreement (the “Loan Assignment Option”). Lender shall not, and shall cause the security agent (if any) or any of its other representative not to, take any action to enforce any Proposed Encumbrances during the Exercise Period.

[Signature Page to Consent Letter]

(d)	In the event the Buyer Consortium exercises the Call Option pursuant to Section 7(c):

(A) Mr Li shall, and shall cause Proudview and Serene to, transfer the Call Option Shares to Tencent or its designed transferee within 5 days after such exercise, and Lender shall, and shall cause the security agent (if any) under the relevant Security Documents to, take all steps necessary to release and discharge the Call Option Shares from the Proposed Encumbrances immediately before the closing of such transfer and other steps within its control as necessary to effect the closing of such transfer, provided that simultaneously with the release and discharge of the Call Option Shares from the Proposed Encumbrances and closing of such transfer, Tencent shall, and each Obligor agrees and acknowledges (and Mr. Li shall cause Proudview and Serene to agree and acknowledge) that Tencent or its designated transferee is entitled to, pay or cause to be paid to Lender, on behalf of the Obligors, a portion of the purchase price payable for such Call Option Shares pursuant to the Call Option (the “Total Call Price”) up to the total outstanding principal amount of the Facility plus accrued and unpaid interests and all other amounts owed to the Lender under the Facility Agreement (but in any event not more than the Total Call Price minus any amount required to be withheld by Tencent or its designated transferee in connection with such transfer under applicable tax laws and regulations, and Tencent or its designated transferee shall provide information evidencing such withholding amount as the Lender and Obligors may reasonably request) to discharge an equal amount of the Obligors’ outstanding payment obligations under the Facility, and pay the remaining portion (if any) of the Total Call Price (after deducting all amounts required to be withheld by Tencent or its designated transferee in connection with such transfer under applicable tax laws and regulations, and Tencent or its designated transferee shall provide information evidencing such withholding amount as the Lender and Obligors may reasonably request) to Mr. Li (on behalf of himself and Proudview and Serene). The Obligors and Lender agree and acknowledge that, upon the afore-mentioned payment, Tencent or its designated transferee, as the case may be, shall be deemed to have fully discharged its obligation owed to the Obligors and Lender as a result of or arising from the exercise of the Call Option; and

(B) Lender shall have the right to take enforcement action permitted under the Security Documents only with respect to the Charged Bitauto Shares other than the Call Option Shares (such Charged Bitauto Shares, the “ROFR Shares”), provided that such enforcement action shall only result in a sale of ROFR Shares for cash consideration to a bona fide third party transferee other than any person set forth in the schedule that is delivered by Tencent to Lender on the date hereof in connection with the signing of this letter agreement (the “Competitor Schedule”); and provided further that, before effecting such sale of the ROFR Shares, Tencent shall have a right of first refusal (the “First Refusal Right”) with respect to the ROFR Shares, to which Lender and the Obligors shall all take necessary steps to give effect pursuant to the terms and conditions set forth below:

(i)

Transfer Notice. In the event Lender (whether directly or through its security agent or other agent, as the case maybe) receives a bona fide binding offer from any third party to acquire all (but not less than all) of the ROFR Shares as a result of its enforcement action under the relevant Security Documents (the “Enforcement Sale”), and Lender proposes to accept such offer, then promptly and in any event within 5 days after receiving such binding offer,

[Signature Page to Consent Letter]

the Lender shall send written notice (the “Transfer Notice”) to Tencent (the “Offerees”) attaching a true copy of such binding offer, which notice shall state (i) the name and address of the proposed transferee (the “Transferee”), (ii) the number of ROFR Shares to be transferred to such Transferee, (iii) the net amount of the proposed aggregate cash consideration for the ROFR Shares under the Enforcement Sale after deducting all amounts that shall be withheld by the Transferee pursuant to such binding offer (the “Offer Price”), and (iv) the other terms and conditions of the proposed Enforcement Sale.

(ii)

Rights of Offeree. For a period of 10 days after delivery of a Transfer Notice (the “Offer Period”), the Offeree shall have the right, exercisable by the Offeree through the delivery of an Acceptance Notice as provided in Section 7(d)(B)(iii), to purchase or cause any person designated by the Offeree to purchase in aggregate all, but not less than all, of the ROFR Shares at a purchase price (net of all amounts required to be withheld by the Offeree or its designated transferee in connection with such transfer of ROFR Shares under applicable tax laws and regulations, and the Offeree shall provide information evidencing such withholding amount as the Lender and Obligors may reasonably request) equal to the Offer Price per Share and upon the other terms and conditions no less favorable than those set forth in the Transfer Notice (together the “Offer Terms”).

(iii)

Exercise of Rights. The First Refusal Right of the Offeree shall be exercisable by delivering a written notice of exercise (the “Acceptance Notice”) within the Offer Period to Lender and the Obligors. The Acceptance Notice shall be irrevocable and shall constitute a binding agreement by the Offeree to purchase or cause any person designated by the Offeree to purchase the ROFR Shares on the Offer Terms. The failure of the Offeree to give the Acceptance Notice within the Offer Period shall be deemed to be a waiver of the Offeree’s First Refusal Right.

(iv)

Sale to Third Party Purchaser. Unless the Offeree elects to purchase all of the ROFR Shares under Section 7(d)(B)(iii) on the Offer Terms, Lender may cause all of the ROFR Shares to be sold to the Transferee identified in the Transfer Notice on the terms and conditions set forth in the Transfer Notice; provided, however, that (i) the price for the sale to the Transferee is a price not less than the Offer Price, (ii) the sale is otherwise on terms and conditions no less favorable to the Offeree than those set forth in the Transfer Notice, and (iii) such sale is completed within 45 days after the giving of the Transfer Notice (provided that such 45 days period shall be extended if necessary to obtain any regulatory approvals required for such sale and transfer). If such sale does not occur within such 45 days period (or as extended aforesaid) for any reason, the restrictions provided in this Section 7(d)(B) shall again become effective, and no Transfer of the ROFR Shares may be made thereafter without again being offered to the Offeree in accordance with this Section 7(d)(B).

(v)

Closing. The closing of the purchase of the ROFR Shares by the Offeree shall be held at the principal office of the Offeree at 11:00 a.m. local time on the 30th day after the giving of the Transfer Notice or at such other time and place as the parties to the transaction may agree. The said 30-day period shall be extended if necessary to obtain any regulatory approvals required for such purchase and payment. At such closing, the Lender shall deliver or cause to be delivered certificates representing the ROFR Shares, accompanied by duly executed instruments of transfer. Such ROFR Shares

[Signature Page to Consent Letter]

shall be free and clear of any Encumbrance, and each Obligor shall so represents and warrants and shall further represents and warrants that the relevant Obligor is the beneficial and record owner of the relevant ROFR Shares. The Offeree or the person designated by the Offeree shall deliver at such closing payment in full of the consideration referred to in Section 7 (d)(B)(ii). At such closing, all of the parties to the transaction shall execute such additional documents as may be necessary or appropriate to effect the sale of the ROFR Shares to the Offeree or any person designated by the Offeree.

(e)

In the event the Buyer Consortium exercises the Loan Assignment Option pursuant this Section 7(c), the completion of such assignment shall be completed within 5 days after such exercise, and, notwithstanding anything provided to the contrary in the definitive documents related to the Facility, each Obligor hereby consents (and shall cause his or its relevant Affiliate to consent) to such assignment.

(f)

If (i) the Buyer Consortium fails to exercise the Call Option or the Loan Assignment Option within the Exercise Period or (ii) the Call Option (once exercised) does not occur in accordance with Sections 7(c) and 7(d)(A) for any reason (other than any reason attributable to Lender) or (iii) the Loan Assignment Option (once exercised) does not occur in accordance with Sections 7(c) and 7(e) for any reason (other than any reason attributable to Lender), Lender shall have the right to take any enforcement action permitted under the Security Documents, provided that Lender shall not sell any of the Charged Shares to any person set forth in the Competitor Schedule.

(g)

Notwithstanding anything provided to the contrary in the Support Agreement, to the extent Mr. Li shall be entitled to exercise the rights provided under Article III of the Support Agreement with respect to any Rollover Share, subject to obtaining a prior written approval of the special committee established by the board of directors of Bitauto Holdings Limited to review the Acquisition, Mr. Li is permitted to assign such right to any bona fide transferee that acquires such Rollover Shares as a result of any enforcement actions taken by Lender with respect to such Rollover Shares pursuant to the Security Documents and in compliance with this letter agreement, provided that such transferee (i) shall not be any person set forth on the Competitor Schedule, and (ii) shall enter into a support agreement, an interim investor agreement and/or any other consortium agreement in connection with the Acquisition with the Consortium Members (and other relevant parties thereto, if any) on substantially the same form as the Support Agreement or the interim investor agreement or other consortium agreement as Mr. Li may have entered into with the Consortium Members, so that such transferee is bound by the same terms and conditions as applicable to Mr. Li under such agreements.

(h)

The proceeds of the Facility shall be applied solely for the purpose of (i) paying the consideration for the convertible notes to be issued under that certain convertible notes subscription agreement entered into by and between NIO INC. and Serene View Investment Limited, dated September 4, 2019, and (ii) paying any interest, fees, expenses and other amounts pursuant to the Facility Agreement.

(i)

Unless and until the Proposed Encumbrances have become enforceable in accordance with the Security Documents and (i) the Buyer Consortium has failed to exercise the Call Option or the Loan Assignment Option within the Exercise Period pursuant to this letter agreement or (ii) the Call Option (once exercised) does not occur in accordance with Sections 7(c) and 7(d)(A) for any reason (other than any reason attributable to Lender) or (iii) the Loan Assignment Option (once exercised) does not occur in accordance with Sections 7(c) and 7(e) for any reason (other than any reason attributable to Lender), Lender shall not assign any of its rights under the Facility Agreement or any of the Security Documents to any person unless such person executes a deed of accession agreeing to be bound by the Conditions and this letter agreement on the same terms and conditions as applicable to Lender.

[Signature Page to Consent Letter]

8.

In the event any Obligor or Lender breaches any of the Conditions, the consent given by the Buyer Consortium to the creation of the Proposed Encumbrance under Section 7 above shall become null and void ab initio. In the event of any discrepancy or conflict between any provision of any of the definitive documents that may be entered into in connection with the Facility and the Proposed Encumbrances (including the Security Documents) (the “Financing Documents”) and any provision of this letter agreement, the provision of this letter agreement shall prevail and the Obligors and Lender shall refrain from taking any actions (even if permitted or required under the Financing Documents) that would affect the satisfaction of the Conditions. In the event that the Buyer Consortium breaches any of the Conditions, the Conditions shall become null and void and the Lender shall no longer be subject to any of the Conditions or any other provisions of this letter agreement.

9.	This letter agreement shall be interpreted, construed and governed by and in accordance with the laws of Hong Kong.

10.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, provided that if such notice is not received during normal business hours, then on the next Business Day) by delivery in person, by electronic mail with a copy sent by another means specified in this Agreement, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to any part hereto at the following addresses or at such other address shall be specified by such party hereto in a notice given in accordance with this Section 10:

if to Tencent, to:

c/o Tencent Holdings Limited

Level 29, Three Pacific Place

1 Queen’s Road East

Wanchai, Hong Kong

Attention: Compliance and Transactions Department

Email: legalnotice@tencent.com

with copies to:

Tencent Binhai Towers, No.33 Haitian 2nd Road

Nanshan District, Shenzhen

P.R. China 518054

Attention: Mergers and Acquisitions Department

Email: PD_Support@tencent.com

and

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: Frank Sun, Benjamin Su and Terris Tang

Email: Frank.Sun@lw.com; Benjamin.Su@lw.com; Terris.Tang@lw.com

[Signature Page to Consent Letter]

if to Hammer, to:

c/o Hammer Capital Asset Management Limited

Attention: Amanda Chau

Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong

Email: Amanda.chau@hammercapital.hk

with copies to:

c/o Hammer Capital Asset Management Limited

Attention: Compliance Department

Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong

Email: compliance@hammercapital.hk

and

Kirkland & Ellis

Address: 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Nicholas Norris; Daniel Dusek; Xiaoxi Lin

Facsimile: +852 3761 3301

Email: nicholas.norris@kirkland.com; daniel.dusek@kirkland.com;

xiaoxi.lin@kirkland.com

if to any Obligor or Lender, to the address thereof as set forth on the first page of this letter agreement.

11.

The failure of any party to assert any of its rights under this letter agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement. This letter agreement may be executed and delivered (including by electronic or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12.

Notwithstanding anything provided to the contrary herein, all Obligors shall be jointly and severally liable for the performance by each Obligor of its obligations provided under this letter agreement.

Kindly confirm your agreement to the above terms by signing the acknowledgement and acceptance portion of this letter agreement, and returning the same to us.

[The remainder of this page is intentionally left blank]

[Signature Page to Consent Letter]

IN WITNESS WHEREOF, the undersigned have caused this Consent Letter to be executed as of the date first written above.

Hammer Capital Opportunities General Partner
as the general partner of
Hammer Capital Opportunities Fund L.P.

By:	/s/ Wong Ka Wai
Name:	Wong Ka Wai
Title:	Authorized Signatory

[Signature Page to Consent Letter]

IN WITNESS WHEREOF, the undersigned have caused this Consent Letter to be executed as of the date first written above.

Morespark Limited

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Signatory

[Signature Page to Consent Letter]

Acknowledged and Agreed by:

Prosper Rich Investments Limited

By:	/s/ Lisa Leung
Name:	Lisa Leung
Title:	Authorized Signatory

Acknowledged and Agreed by:

Mr. Bin Li

By:	/s/ Bin Li
Name:	Bin Li

Proudview Limited

By:	/s/ Bin Li
Name:	Bin Li
Title:	Authorized Signatory

Serene View Investment Limited

By:	/s/ Bin Li
Name:	Bin Li
Title:	Authorized Signatory